September 17, 2019

Justyn Howard
Chief Executive Officer
Sprout Social, Inc.
131 South Dearborn St., Suite 700
Chicago, Illinois 60603

       Re: Sprout Social, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 3, 2019
           CIK No. 0001517375

Dear Mr. Howard:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2019 letter.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 69

1. You made revisions in response to prior comment 2. Please also revise your results of operations discussion comparing the six months ended June 30, 2018 with the six months ended June 30, 2019 to quantify the revenue increase attributable to new customers and expansion within existing customers.
2. Additionally, we note that your revisions made on page 74 appear to indicate that out of your $33.7 million increase in subscription revenue from 2017 to 2018, new customers accounted for $20.5 million of the increase, expansion within existing customers
 Justyn Howard
Sprout Social, Inc.
September 17, 2019
Page 2
       accounted for $2.7 million of the increase and an acquisition accounted for the remaining
       $10.5 million increase. While you do not disclose your number of new customers in
       2018, it appears from the change in your number of total customers from 2017 to 2018 that your 2018 subscription revenue per customer may vary significantly between new and existing customers. Please tell us your 2018 subscription revenue per customer for new and existing customers. If these amounts are materially different for new versus existing customers, revise to explain the reasons for any material differences and discuss whether management anticipates this trend to continue into future periods.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                           Sincerely,

FirstName LastNameJustyn Howard                            Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameSprout Social, Inc.
                                                           and Services
September 17, 2019 Page 2
cc:       Christopher D. Lueking, Esq.
FirstName LastName